Exhibit 17.1

Mr. Alfred D. Kingsley
Chairman of the Board
Asterias Biotherapeutics Inc.
c/o Greenway Partners L.P.
150 E. 57th St.
New York, NY 10022

Mr. Chairman
Pursuant to the actions taken by BioTime Inc. acting as the majority shareholder of Asterias Biotherapeutics Inc. and the resolutions affirmed on this day by a majority of the newly constituted Board of Asterias Biotherapeutics, Inc., I hereby submit my resignation as an independent member of the Board of Asterias Biotherapeutics, effective immediately on this date of April 10, 2014.

Andrew C. von Eschenbach, MD

cc Richard S. Soroko